EXHIBIT 4.1

RESTRICTED STOCK AGREEMENT (this “Agreement”) dated as of August 4, 2005 (the “Grant Date”), between Kerzner International Limited, a Bahamian corporation (the “Company”), and Howard B. Kerzner (the “Grantee”).

WHEREAS the Grantee has been granted, effective as of the date of this Agreement, an award of restricted shares of common stock, $.001 par value per share, of the Company (the “Common Stock”) pursuant to the Company’s 2003 Stock Incentive Plan (the “Plan”) on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements contained in this Agreement, the parties hereto agree as follows:

SECTION 1.  Definitions. Capitalized terms used but not defined in this Agreement have the meanings given such terms in the Plan.

SECTION 2.  Grant. (a) In consideration of the Grantee’s services to Company, on the terms and subject to the conditions of this Agreement, the Grantee is hereby awarded 500,000 shares of Common Stock (the “Restricted Shares”). The Grantee shall have the right, in his sole discretion, to make the election pursuant to Section 83(b) of the Code in respect of the Restricted Shares.

(b)  Reasonably promptly after the date hereof (but not later than 15 days after the date hereof), the Company shall cause to be issued a certificate, registered in the name of the Grantee, evidencing the Restricted Shares, provided that the Company shall not cause such a certificate to be issued unless it has received a power of attorney duly endorsed in blank with respect to such Restricted Shares. Each such certificate shall bear the following legend:

THE TRANSFERABILITY OF THIS CERTIFICATE AND THE COMMON STOCK REPRESENTED HEREBY ARE SUBJECT TO THE RESTRICTIONS, TERMS AND CONDITIONS (INCLUDING FORFEITURE PROVISIONS AND RESTRICTIONS AGAINST TRANSFER) CONTAINED IN THE RESTRICTED STOCK AGREEMENT ENTERED INTO BETWEEN THE REGISTERED OWNER OF SUCH STOCK AND KERZNER INTERNATIONAL LIMITED. A COPY OF THE RESTRICTED STOCK AGREEMENT IS ON FILE WITH THE SECRETARY OF KERZNER INTERNATIONAL LIMITED.

Such legend shall not be removed as to any of the Restricted Shares until such Restricted Shares vest pursuant to the terms hereof. Each certificate issued pursuant to this Agreement, together with the powers relating to the Restricted Shares evidenced by such certificate, shall be held by the Company unless the Committee determines otherwise. Upon the vesting of any Restricted Shares pursuant to the terms hereof, the restrictions of Section 4 of this Agreement shall lapse with respect to such Restricted Shares. Reasonably promptly after any Restricted Shares vest, the Company shall cause to be delivered to the Grantee (in no event later than 15 days after such Restricted Shares vest)

a separate certificate evidencing such Vested Shares (as defined in Section 3(g) below), free of any restrictive legends (including, without limitation, the legend set forth above). The Company represents, warrants and covenants that all shares of Common Stock issued under the Plan, including, without limitation, the Restricted Shares, have been, and will continue to be at the time that they vest, registered on Form S-8 (or any equivalent or successor form), provided that, at such time, the Company is eligible to register shares of Common Stock on Form S-8 (or such equivalent or successor form).

SECTION 3.  Vesting; Lapse of Restrictions. Subject to the Grantee’s continued employment with the Company and other than as set forth in Sections 6 and 7,

(a)  100,000 Restricted Shares (the “First Tranche Shares”) shall vest and become nonforfeitable if, on or after February 15, 2009 but before the earlier of (1) the Grantee’s termination of employment with the Company for any reason or (2) February 15, 2015 (such earlier date, the “Expiration Date”), the average closing price per share of the Common Stock on the primary market on which it is traded for any period of thirty consecutive days on which such market is generally open for trading (each a “Trading Day”) equals or exceeds $75 (the “First Target Price”). The date on which the First Tranche Shares vest shall be referred to as the “First Vesting Date.”

(b)  100,000 Restricted Shares (the “Second Tranche Shares”) shall vest and become nonforfeitable if, on or after February 15, 2009 but before the Expiration Date, the average closing price per share of the Common Stock equals or exceeds $80 (the “Second Target Price”) for any period of thirty consecutive Trading Days that ends after the 75th day following the First Vesting Date; provided, however, that the Second Tranche Shares shall not vest until the First Tranche Shares have vested. The date on which the Second Tranche Shares vest shall be referred to as the “Second Vesting Date.”

(c)  100,000 Restricted Shares (the “Third Tranche Shares”) shall vest and become nonforfeitable if, on or after February 15, 2010 but before the Expiration Date, the average closing price per share of the Common Stock equals or exceeds $85 (the “Third Target Price”) for any period of thirty consecutive Trading Days that ends after the 75th day following the Second Vesting Date; provided, however, that the Third Tranche Shares shall not vest until the Second Tranche Shares have vested. The date on which the Third Tranche Shares vest shall be referred to as the “Third Vesting Date.”

(d)  100,000 Restricted Shares (the “Fourth Tranche Shares”) shall vest and become nonforfeitable if, on or after February 15, 2010 but before the Expiration Date, the average closing price per share of the Common Stock equals or exceeds $90 (the “Fourth Target Price”) for any period of thirty consecutive Trading Days that ends after the 75th day following the Third Vesting Date; provided, however, that the Fourth Tranche Shares shall not vest until the Third Tranche Shares have vested. The date on which the Fourth Tranche Shares vest shall be referred to as the “Fourth Vesting Date.”

(e)  100,000 Restricted Shares (the “Fifth Tranche Shares”) shall vest and become nonforfeitable if, on or after February 15, 2011 but before the Expiration Date, the average closing price per share of the Common Stock equals or exceeds $95 (the

“Fifth Target Price”) for any period of thirty consecutive Trading Days that ends after the 75th day following the Fourth Vesting Date; provided, however, that the Fifth Tranche Shares shall not vest until the Fourth Tranche Shares have vested. The date on which the Fourth Tranche Shares vest shall be referred to as the “Fifth Vesting Date.”

(f)  Any Restricted Shares that do not vest prior to the Expiration Date will be forfeited upon the Expiration Date without any consideration therefor.

(g)  Each of the First Vesting Date, Second Vesting Date, Third Vesting Date, Fourth Vesting Date and Fifth Vesting Date may be referred to herein as a “Vesting Date.” Each of the First Tranche Shares, Second Tranche Shares, Third Tranche Shares, Fourth Tranche Shares and Fifth Tranche Shares may be referred to herein as a “Tranche.” Each of the First Target Price, Second Target Price, Third Target Price, Fourth Target Price and Fifth Target Price may be referred to herein as a “Target Price.” Restricted Shares which have become vested and nonforfeitable may be referred to herein as “Vested Shares.”

SECTION 4.  Restriction on Transfer. Prior to the vesting of Restricted Shares, (i) neither the unvested Restricted Shares nor any of the Grantee’s rights with respect thereto, may be transferred, pledged, assigned, hypothecated or otherwise disposed of in any way by the Grantee, and (ii) the unvested Restricted Shares shall not be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of unvested Restricted Shares contrary to the provisions hereof, and the levy of any execution, attachment or similar process upon any unvested Restricted Shares, shall be null and void and without effect.

SECTION 5.  Withholding Taxes. The Company shall be entitled to require, as a condition of delivery of the Vested Shares, that the Grantee remit an amount in cash sufficient to satisfy all federal, state and local withholding and employment taxes relating thereto, and the Company and each of its Subsidiaries shall have the right and are hereby authorized to withhold from delivery of the Vested Shares, or from any compensation or other amount owing to the Grantee, the amount (in cash or, in the discretion of the Committee, Vested Shares, other securities, or other property) of any applicable withholding taxes in respect of the vesting of the Restricted Shares and to take such other action as may be necessary in the discretion of the Committee to satisfy all obligations for the payment of such taxes. Notwithstanding the foregoing, subject to the approval of the Committee, the Grantee may elect to satisfy the obligation to pay any withholding tax, in whole or in part, by having the Company retain Vested Shares or accept upon delivery thereof Common Stock (other than Restricted Shares) held by the Grantee for at least six months and one day sufficient in value to cover the amount of such withholding tax.

SECTION 6.  Termination of Employment.

(a)  Termination on Death or Disability, without Cause, or for Good Reason.

(i)  Subject to Section 6(a)(ii) below, if the Grantee’s employment with the Company terminates on account of a termination by the Company without “Cause” (as defined in Section 6(b) below), or upon the Grantee’s death, Disability or resignation with “Good Reason” (as defined in Section 6(a)(ii) below), each Tranche, if it has not already vested, shall vest and become nonforfeitable provided that the average closing price of the Common Stock for the period of the thirty consecutive Trading Days ending on the date of the Grantee’s termination of employment (the “Termination Date”) equals or exceeds the Target Price related to such Tranche. The total number of Restricted Shares that have previously vested in accordance with Section 3 plus those that become vested pursuant to this Section 6(a)(i) shall be known as the “Baseline Shares.”

(ii)  If the Grantee’s employment with the Company terminates on account of a termination by the Company without Cause, or upon the Grantee’s death, Disability or resignation with Good Reason, in each case before February 15, 2011, and the number of Baseline Shares is less than the number of “Pro-Rata Shares” (as defined below), then, in addition to the Baseline Shares, a number of Restricted Shares may become vested as follows: (1) the excess of the number of Pro-Rata Shares over the number of Baseline Shares shall be divided by the number of Tranches that have not yet vested pursuant to Section 3 or Section 6(a)(i) (the resulting amount, the “New Tranche Amount”), and (2) the number of Restricted Shares in each Tranche that have not yet vested shall be replaced with the New Tranche Amount and shall continue to be eligible to vest and become nonforfeitable in accordance with the applicable provisions of Sections 3(a) through 3(e); provided, however, that any fractional shares that would be allocated to each Tranche in accordance with the foregoing clauses (1) and (2) shall instead be aggregated and added to the unvested Tranche with the lowest corresponding Target Price; and provided, further, that for purposes of the vesting of the Restricted Shares that constitute the New Tranche Amount, the applicable Target Prices must be achieved following the Termination Date but before February 15, 2011. For purposes of this Agreement, “Pro-Rata Shares” shall mean the number of shares of Common Stock that results from multiplying the number 500,000 by a fraction (rounded to the nearest two decimal places), the numerator of which is the number of whole months from February 15, 2005 to the Termination Date (the “Service Period”), increased, solely in the case of a termination of the Grantee’s employment by the Company without Cause, by the “Accretion Amount,” as defined below, and the denominator of which is 72; “Good Reason” shall mean (A) any reduction in the Grantee’s salary or bonus opportunity as in effect on the Grant Date or (B) any change in the title, duties, responsibilities (including reporting responsibilities), or authority of the Grantee that is inconsistent in any material and adverse respect with the Grantee’s title, positions, duties, responsibilities or authority with the Company (including any material diminution of such duties, responsibilities or authority), in either case of (A) or (B) after written notice by the Grantee to the Company of such event and the Company’s failure to cure such event within 14 days following its receipt of such notice and provided that no act taken by the Board pursuant to a vote that Grantee did not oppose shall be the basis for Good Reason; and the “Accretion Amount” shall mean the amount that results from the following formula (rounded to the nearest two decimal places):

12 x (72 - the number of whole months in the Service Period)
72

An example illustrating the operation of this Section 6(a)(ii) is set forth on Exhibit A hereto. Notwithstanding the foregoing, if the Service Period shall end more than fifteen (15) days after the commencement of a month, such partial month shall be deemed to be a whole month for purposes of this Agreement.

(iii)  That number of Restricted Shares in excess of (A) the number of Baseline Shares, if the number of Baseline Shares is greater than or equal to the number of Pro-Rata Shares or (B) the number of Pro-Rata Shares, if the number of Baseline Shares is less than the number of Pro-Rata Shares, shall be forfeited upon the Termination Date if the Grantee’s employment with the Company terminates on account of a termination by the Company without Cause, or upon the Grantee’s death, Disability or resignation with Good Reason. Any Restricted Shares that, pursuant to Section 6(a)(ii), may vest after the Termination Date and that do not vest prior to February 15, 2011, will be forfeited on February 15, 2011, without any consideration therefor.

(b)  Termination with Cause. If the Grantee’s employment with the Company terminates on account of a termination by the Company with “Cause” (as defined below), all Restricted Shares subject to this Agreement that have not otherwise vested shall be forfeited on the Termination Date without further consideration therefor. For purposes of this Agreement, “Cause” means: (1) the Grantee’s willful and continued failure, following notice from the Company, substantially to perform the Grantee’s duties as an employee of the Company (other than as a result of incapacity due to physical or mental illness); (2) the Grantee’s negligence or misconduct (including making a negative statement, written or oral, regarding the Company or its business) in the course of the Grantee’s employment with the Company that the Committee in its sole discretion determines is detrimental to the best interests of the Company; (3) the Grantee’s indictment of, conviction of, or plea of nolo contendere to (x) a misdemeanor involving moral turpitude or (y) a felony (or the equivalent of such a misdemeanor or felony in a jurisdiction other than the United States); (4) the Grantee’s material breach of this Agreement, including without limitation the provisions of Section 8; (5) the Grantee’s violation of Company policies that the Committee in its sole discretion determines is detrimental to the best interests of the Company; (6) the Grantee’s misappropriation, embezzlement or material misuse of funds or property belonging to the Company; or (7) the Grantee’s use of alcohol or drugs that either interferes with the performance of the Grantee’s duties to the Company or adversely affects the integrity or reputation of the Company, its subsidiaries or Affiliates, their employees or their products, as determined by the Committee in its sole discretion. Any voluntary termination of employment by the

Grantee in anticipation of an involuntary termination of the Grantee’s employment with Cause shall be deemed to be a termination with Cause.

SECTION 7.  Effect of Change of Control. Upon a “Change of Control” (as defined below), each Tranche, if it has not already vested, shall vest and become nonforfeitable as to some, all or none of the Restricted Shares in each such Tranche (but only as to Restricted Shares that have not previously been forfeited), as follows. The number of Restricted Shares that shall vest with respect to each such Tranche shall be determined by multiplying the number of Restricted Shares in each such Tranche by a fraction (rounded to the nearest two decimal places, and not greater than one), the numerator of which is equal to the excess of the Deal Price (as defined below) over $45 (such $45 amount being hereinafter referred to as the “Change in Control Threshold”), and the denominator of which is the excess of the Target Price with respect to each such Tranche over the Change in Control Threshold. Any Restricted Shares that do not vest in accordance with the foregoing sentence shall be forfeited upon the date on which the Change of Control occurs without any consideration therefor. In the case of a Change of Control that occurs prior to February 15, 2007, the Deal Price of which is less than $70 (the “Pre-2007 Threshold”), the foregoing provisions shall not apply and all Restricted Shares subject to this Award shall be forfeited upon the date on which the Change of Control occurs without any consideration therefor. For purposes of the foregoing, (i) “Change of Control” means a Change of Control, as defined in the Plan, provided, that, (A) notwithstanding anything in the Plan to the contrary, the internal laws of the State of New York shall be applied for purposes of interpreting the definition of Change of Control set forth in the Plan and for purposes of interpreting the types of transactions that constitute a Change of Control pursuant to the Plan (including, without limitation, a sale or other disposition of all or substantially all of the assets of the Company) and (B) a sale of 2/3 or more of the Company’s assets by value shall constitute a Change of Control, and (ii) “Deal Price” means the price per share at which Common Stock is sold or otherwise transferred in connection with the Change of Control, or if Common Stock is not sold or otherwise transferred in connection with the Change of Control (e.g., in the case of an asset sale or change in Board membership), the Fair Market Value per share of the Common Stock at the time of the Change of Control. An example illustrating the operation of this Section 7 is set forth on Exhibit A hereto.

SECTION 8.  Restrictive Covenants. (a) Confidential Information. The Grantee agrees that all “Confidential Information” (as defined below) is a valuable, special and unique asset of the Company and the Grantee agrees that he will not, directly or indirectly, except with the prior written consent of the Company or in furtherance of the Company’s interests, divulge or disclose or communicate, or cause any other person or entity to divulge, disclose or communicate, to any person, firm, corporation or entity, in any manner whatsoever, any Confidential Information. The foregoing covenants shall apply to all such information for so long as it remains Confidential Information. For purposes of this Agreement, “Confidential Information” means all trade secrets, proprietary information and other confidential information of the Company, including, without limitation, its methods, techniques, and processes, its development, costs and pricing of its products and services, its business and marketing strategies and plans, the identity and needs of its clients and potential clients, its survey analyses and reports prepared for its clients, and any and all non-public information furnished to the Company pursuant to its contracts with clients, financial data, personnel data, and all the other know-how, materials and things pertaining in any respect to the Company or its clients and deemed to be a “trade secret” pursuant to applicable law; provided, however, that “Confidential Information” shall not include information which is (i) generally known in the industry or to the public, or (ii) required to be disclosed by law or by governmental process.

(b)  Noncompetition/Nonsolicitation. The Grantee acknowledges and recognizes the highly competitive nature of the businesses of the Company and its Subsidiaries and Affiliates and accordingly agrees as follows:

(i)  During the period of Grantee’s employment with the Company and, if applicable, the “Noncompete Period” (as defined in Section 8(c) below), the Grantee will not directly or indirectly, (1) engage in any “Competitive Business” (as defined in Section 8(c) below) for the Grantee’s own account, (2) enter the employ of, or render any services to, any person or entity engaged in any Competitive Business, (3) acquire a financial interest in, or otherwise become actively involved with, any person or entity engaged in any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant, or (4) interfere with business relationships (whether formed before or after the Grant Date) between the Company and customers or suppliers of, or consultants to, the Company. For purposes of this Section 8, the Company shall be construed to include the Company and its Subsidiaries and controlled Affiliates.

(ii)  Notwithstanding anything to the contrary in the Agreement, the Grantee may, directly or indirectly own, solely as an investment: (A) securities of any person engaged in the business of the Company which are publicly traded on a national or regional stock exchange or on the over-the-counter market if the Grantee (1) is not a controlling person of, or a member of a group which controls, such person and (2) does not, directly or indirectly, own 3% or more of any class of securities of such person; (B) certain passive investments in real estate opportunity funds that have been separately disclosed to the Board in writing as of the date hereof; and (C) passive investments in investment funds, the primary investment purpose of which is other than investing in gaming facilities or “Destination Resorts” (as defined below).

(iii)  During the “Nonsolicitation Period” (as defined in Section 8(c) below), the Grantee will not, directly or indirectly, solicit, or directly or indirectly hire, any person who is an employee of or exclusive consultant then under contract with the Company or who was an employee of or exclusive consultant under contract with the Company within the six month period immediately preceding such employee’s or consultant’s termination without the Company’s written consent. Furthermore, during the Nonsolicitation Period the Grantee will not, directly or indirectly, encourage to cease to work with the

Company any person who is an employee of or consultant under contract with the Company (whether or not exclusive) without the Company’s written consent.

(c)  For purposes of this Section 8, the term “Noncompete Period” shall mean (1) six months, if the Grantee’s employment with the Company ceases on account of a termination by the Company without Cause before February 15, 2011, (2) twelve months, if the Grantee’s employment with the Company ceases on account of his Disability before February 15, 2011, resignation for any reason before February 15, 2011, termination by the Company with Cause before February 15, 2011 or resignation for any reason on or after February 15, 2011 if the Grantee has not given the Company at least 180 days’ advance notice of such resignation, or (3) zero in the case of any other cessation of employment. For purposes of this Section 8, the term “Nonsolicitation Period” shall mean (x) twenty-four months, if the Grantee’s employment with the Company ceases for any reason before February 15, 2011, or (y) twelve months, if the Grantee’s employment with the Company ceases for any reason after February 14, 2011. For purposes of this Section 8, the term “Competitive Business” shall mean any business, in any form, which owns, operates or manages any “Destination Resort” (as defined below) or gaming facility (A) within 50 miles of any Destination Resort or gaming facility owned or operated or managed, in whole or in part, by the Company or (B) within 50 miles of any proposed Destination Resort or proposed gaming facility with respect to which the Grantee has actual knowledge that the Company is actively engaging in significant activities intended to result in owning or operating or managing such a facility, which in each case during the Noncompete Period shall be determined as of the Termination Date. For purposes of this Section 8, a “Destination Resort” is a self-contained luxury resort having more than 1,500 hotel rooms with superior restaurant, sports, entertainment and shopping facilities.

(d)  It is expressly understood and agreed that although the Grantee and the Company consider the restrictions contained in this Section 8 to be reasonable, if a judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in the Agreement is an unenforceable restriction against Grantee, the provisions of the Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

(e)  The Grantee acknowledges and agrees that any violation of the provisions of this Section 8 would cause the Company irreparable damage and that if the Grantee breaches or threatens to breach such provisions, (i) as of such time any Restricted Shares remaining unvested at such time shall be forfeited, and (ii) the Company shall be entitled, in addition to any other rights and remedies the Company and its Affiliates may have at law or in equity, to seek specific performance of such covenants through injunction or other equitable relief from a court of competent jurisdiction.

SECTION 9.  Rights as a Shareholder. Subject to the provisions of the Plan and Section 4 of this Agreement, from and after the date that any of the Restricted Shares become vested pursuant to this Agreement, the Grantee shall have all rights and privileges of a stockholder with respect to such Restricted Shares, including the right to vote such Restricted Shares and receive any distributions or dividends with respect thereto. Notwithstanding any provision of the preceding sentence or Section 9(b) of the Plan, with respect to any of the Restricted Shares which have not become vested pursuant to this Agreement, (i) such Restricted Shares shall be voted by the Grantee (x) in accordance with the recommendation of the Board with respect to any matter regarding which the Board has made such a recommendation or (y) in the same proportion as all other holders of Common Stock have voted with respect to any matter regarding which the Board has not made any such recommendation, and (ii) the Company will retain custody of all distributions, including cash dividends (“Retained Distributions”), made or declared with respect to such Restricted Shares (and such Retained Distributions will be subject to the same restrictions, terms and vesting and other conditions as are applicable to the Restricted Shares), until such time, if ever, as such Restricted Shares with respect to which such Retained Distributions shall have been made, paid or declared shall have become vested, in which case such Retained Distributions shall be paid to the Grantee (such Retained Distributions shall not bear interest or be segregated in a separate account).

SECTION 10.  Effect of Certain Changes. Without limiting the powers granted to the Committee under Section 14 of the Plan, in the event that any dividend or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase shares of Common Stock or other securities of the Company, other similar corporate transaction or event (including, without limitation, a Change of Control), change in applicable rule, ruling, regulation or other requirement of any governmental body or securities exchange, accounting principles or law, or other unusual or non-recurring event affects the Company, any of its Subsidiaries, the financial statements of the Company or any of its Subsidiaries, or shares of Common Stock, then the Committee shall make appropriate and equitable adjustments to the number of shares of Common Stock subject to this Agreement, the Target Prices, the Change in Control Threshold, the Pre-2007 Threshold and/or the other numerical formulas set forth herein, to the extent necessary to maintain (but neither to increase nor diminish) the rights of the Grantee under this Agreement.

SECTION 11.  Compliance with Securities Laws. No Common Stock (whether or not restricted) shall be delivered unless and until the Company and/or the Grantee shall have complied with all applicable federal or state registration, listing and/or qualification requirements and all other requirements of law or of any regulatory agencies having jurisdiction, and the Company will take reasonable steps (at Company expense) to fulfill such requirements. Notwithstanding anything to the contrary in this Agreement, the Committee may revoke this Agreement if it is contrary to law or modify this

Agreement to bring it into compliance with any valid and mandatory government laws or regulations.

SECTION 12.  No Right to Employment. Nothing in the Award shall confer upon the Grantee any right to continue as an employee of the Company or any of its Affiliates or interfere in any way with the right of the Company or its Affiliates or shareholders, as the case may be, to terminate the Grantee’s employment or to increase or decrease the Grantee’s compensation at any time. The Restricted Shares shall not be treated as compensation for purposes of calculating the Grantee’s rights under any employee benefit plan, except to the extent expressly provided in any such plan.

SECTION 13.  Agreement Controls. The award of Restricted Shares is subject to, and the Company and the Grantee agree to be bound by, all of the terms and conditions of the Plan, as the same may be amended from time to time in accordance with the terms thereof, but no such amendment shall be effective as to the award of Restricted Shares without the Grantee’s consent insofar as it may adversely affect the Grantee’s rights under this Agreement. The Committee shall have sole discretion to determine whether the events or conditions described in this Agreement have been satisfied and to make all other interpretations, constructions and determinations required under this Agreement and all such determinations by the Committee shall be final, binding and conclusive. In the event of any conflict between any term or provision contained in this Agreement and a term or provision of the Plan, the applicable terms and provisions of this Agreement shall govern and prevail.

SECTION 14.  Notices. All notices, claims, certificates, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given and delivered if personally delivered or if sent by nationally recognized overnight courier, by telecopy or by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:

(a)  if to the Company:

Kerzner International Limited
Stock Award Administration
1000 South Pine Island Road
Plantation, FL 33024

Telecopy: (954) 809-2310
Attention: Human Resources

(b)  if to the Grantee, to such Grantee’s address as most recently supplied to the Company and set forth in the Company’s records;

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. Any such notice or communication shall be deemed to have been received (i) in the case of personal delivery, on the date of such delivery (or if such date is not a business day, on the next business day after the date sent), (ii) in the case of nationally-recognized overnight courier, on the next business day after the date sent, (iii) in the case of telecopy transmission, when received (or if not sent on a business day, on the next business day after the date sent), and (iv) in the case of mailing, on the third business day following the date on which the piece of mail containing such communication is posted.

SECTION 15.  Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement must be in writing and shall not operate or be construed as a waiver of any other or subsequent breach.

SECTION 16.  Grantee’s Undertaking. The Grantee hereby agrees to take whatever additional actions and execute whatever additional documents the Company may in its reasonable judgment deem necessary or advisable in order to carry out or effect one or more of the obligations or restrictions imposed on the Grantee pursuant to the provisions of this Agreement.

SECTION 17.  Amendment. This Agreement may not be amended, terminated, suspended or otherwise modified except in a written instrument, duly executed by both parties.

SECTION 18.  Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of the Bahamas, without regard to its principles of conflicts of law.

SECTION 19.  Exclusive Jurisdiction; Waiver of Jury Trial. (a) Except as otherwise specifically provided herein, the Grantee and the Company each hereby irrevocably submit to the exclusive jurisdiction of the state and federal courts in New York City, New York with respect to any disputes or controversies arising out of or relating to this Agreement; provided, however, that if the foregoing selection of venue is unenforceable for any reason, the Grantee and the Company each hereby irrevocably submit to the exclusive jurisdiction of the Supreme Court of the Bahamas with respect to any disputes or controversies arising out of or relating to this Agreement. The parties undertake not to commence any suit, action or proceeding arising out of or relating to this Agreement in a forum other than those described in this Section 19(a); provided, however, that nothing herein shall preclude the Company from bringing any suit, action or proceeding in any other court for the purposes of enforcing any judgment obtained by the Company and, in such event, the Grantee hereby irrevocably submits to the jurisdiction of such other court.

(b)  The agreement of the parties to the forum described in Section 19(a) is independent of the law that may be applied in any suit, action, or proceeding and the parties agree to such forum even if such forum may under applicable law choose to apply non-forum law. The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding brought in an applicable court described in Section 19(a), and each party agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. The parties agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any suit, action or proceeding brought in any applicable court described in Section 19(a) shall be conclusive and binding upon the parties and may be enforced in any other jurisdiction.

(c)  Each party hereto irrevocably consents to the service of any and all process in any suit, action or proceeding arising out of or relating to this Agreement by the mailing of copies of such process to such party at such party’s address specified in Section 14.

(d)  Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding arising out of or relating to this Agreement. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 19(d).

SECTION 20.  Counterparts. This Agreement may be executed in one or more counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts together shall constitute but one agreement.

SECTION 21.  Entire Agreement. This Agreement (and the other writings incorporated by reference herein) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior written or oral negotiations, commitments, representations and agreements with respect thereto.

SECTION 22.  Severability. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect to the fullest extent permitted by law.

SECTION 23.  Non-Uniformity of Treatment. There is no obligation for uniformity of treatment of the Grantee and any other holders or beneficiaries of restricted Common Stock, and the terms and conditions of this Agreement and such other awards of restricted Common Stock, and the Committee determinations and interpretations with respect to this Agreement and such other awards of restricted Common Stock need not be the same with respect to the Grantee and such other grantees (whether or not they are similarly situated) or with respect to each award held by the Grantee and any such other grantees.

SECTION 24.  Successors. This Agreement shall inure to the benefit of the Company and its successors, and of the Grantee and, following his death, his beneficiaries, executors, administrators, heirs and successors.

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11

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

KERZNER INTERNATIONAL LIMITED,
By
/s/ Giselle M. Pyfrom
Name: Giselle M. Pyfrom
Title: Authorized Signatory

GRANTEE,
By
/s/ Howard B. Kerzner
Howard B. Kerzner

EXHIBIT A

Example Section 6(a)(ii)

First Example

Assume that the Grantee’s employment terminates on February 15, 2008 as a result of his resignation with Good Reason. On that date, the average closing price of the Common Stock for the past 30 days has been $80. The First Tranche Shares and Second Tranche Shares will vest because the First Target Price and Second Target Price ($75 and $80) have been achieved, for a total of 200,000 vested Restricted Shares (the “Baseline Shares”). The number of Pro-Rata Shares would be 250,000 [500,000 x (361  / 72)].

The excess of the number of Pro-Rata Shares over the Baseline Shares would be 50,000 shares (250,000-200,000). These 50,000 shares would be divided by the number of Tranches that have not yet vested—in this case, three, resulting in 16,666⅔ shares as the “New Tranche Amount.” Because the New Tranche Amount includes fractional shares, these shares would be aggregated and added to the Third Tranche (the Tranche with the lowest corresponding Target Price). Thus, the number of shares in the Third Tranche would become 16,668 and the number of shares in the Fourth and Fifth Tranches would become 16,666. These Tranches would continue to be eligible to become vested in accordance with Section 3 of the Agreement (after taking into account the modifications set forth in the second proviso to the first sentence of Section 6(a)(ii)) upon achievement of the Third, Fourth and Fifth Target Prices.

The other 250,000 unvested Restricted Shares would be forfeited upon termination.

Second Example

Assume the same facts as the First Example above; however, assume that the Grantee’s employment is terminated by the Company without Cause instead of on account of a Good Reason resignation. In this case, the number of Pro-Rata Shares would be calculated as follows: [500,000 x ((362  + the Accretion Amount) / 72)]. Here the Accretion Amount would be 6, calculated as follows: [(12 x (72 - 363 ))/72]. Thus, the number of Pro-Rata Shares would be 290,000 [500,000 x (42 / 72)].

The excess of the number of Pro-Rata Shares over the Baseline Shares would be 90,000 shares (290,000-200,000). These 90,000 shares would be divided by the number of Tranches that have not yet vested—in this case, three. Thus, the number of shares in the

1  The number of whole months in the service period of February 15, 2005 - February 15, 2008.

2  The number of whole months in the service period of February 15, 2005 - February 15, 2008.

3  The number of whole months in the service period of February 15, 2005 - February 15, 2008.

2

Third, Fourth and Fifth Tranches would become 30,000 (90,000/3) and would be eligible to become vested in accordance with Section 3 of the Agreement (after taking into account the modifications set forth in the second proviso to the first sentence of Section 6(a)(ii)) upon achievement of the Third, Fourth and Fifth Target Prices.

The other 210,000 unvested Restricted Shares would be forfeited upon termination.

Example Section 7

Assume a Change of Control occurs after February 15, 2007 at a Deal Price of $80 and that none of the Restricted Shares have previously vested or been forfeited. The number of Restricted Shares that would vest would be as follows.

First Tranche Shares: 100,000 X [($80 - $45)/($75 - $45)4 ] = 100,000.

Second Tranche Shares: 100,000 X [($80 - $45)/($80 - $45)] = 100,000.

Third Tranche Shares: 100,000 X [($80 - $45)/($85 - $45)] = 88,000.

Fourth Tranche Shares: 100,000 X [($80 - $45)/($90 - $45)] = 78,000.

Fifth Tranche Shares: 100,000 X [($80 - $45)/($95 - $45)] = 70,000.

Thus, a total of 436,000 Restricted Shares would vest. The remaining 64,000 unvested Restricted Shares would be forfeited.

 4  Note that the fraction is reduced to 1.